FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

Securities and Exchange Commis[redacted]
Office of International Corporate F
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

12 June 2006

SUPPL

Dear Sir

Friends Provident plc - File number 82 - 524

I enclose recent releases to the London Stock Exchange, since our last submission to you: -

07-Jun-06	Presentation to Analysts and Investors
08-Jun-06	Director/PDMR Shareholding
09-Jun-06	Treasury Stock

Should you require any assistance, please do not hesitate to contact me by email to jenni.horn@friendsprovident.co.uk.

Yours sincerely

Ms. Jenni Horn
Senior Company Secretariat Assistant

Enc.

Regulatory Announcement

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Company	Friends Provident PLC
TIDM	FP.
Headline	Presentation to Analysts
Released	07:00 07-Jun-06
Number	1742E

RNS Number:1742E
Friends Provident PLC
07 June 2006

7 June 2006

Friends Provident plc
Presentation to analysts and investors - International life & pensions business

Friends Provident will hold a presentation for analysts and investors on its international cross-border businesses at 10.30am today, Wednesday 7 June 2006, in the Auditorium, JPMorgan Cazenove, 20 Moorgate, London, EC2R 6DA.

Rocco Sepe, managing director, International Friends Provident Life and Pensions, said:

"The international operations made excellent progress last year with an 80% increase in underlying profits* following our transformational acquisition of Lombard and strong growth in Friends Provident International.

"We intend to build on these strong foundations with new developments, such as the initiatives in Singapore, Germany and Switzerland that we are announcing today. These, together with deeper penetration of existing partnerships and territories, provide significant opportunities to drive further sustainable profitable growth."

Summary of the new initiatives to be announced at today's presentation:

- Friends Provident International (FPI) announces it has secured a branch licence to operate in Singapore, the major centre for wealth management in South Asia. The office is due to open in September 2006 and FPI plans to be the first in this market to launch a portfolio bond for High Net Worth clients.
- FPI also announces plans to market personal pensions products specifically in the German market. The products, which include a range of flexible features, will be rolled out with a limited product launch in Summer 2006 before a marketing campaign through over 100 selected broker firms for the key fourth quarter sales season.
- Lombard announces that it has applied to open a branch in Switzerland to be geographically and culturally close to the world's largest private banking market.

The presentation will also provide a full description of how the Friends Provident Group has been transformed by the growth of its International Life & Pensions business.

- Ends -

For further information, please contact:

Nick Boakes	Friends Provident plc	0845 641 7814
Di Skidmore	Friends Provident plc	0845 641 7833

Chris Ford Friends Provident plc 0845 641 7832
Sandra Grandison Friends Provident plc 0845 641 7834
Simon Moyse Finsbury Limited 020 7251 3801

Ref: G090

Notes to editors:

* European Embedded Value underlying profit before tax up 80% to £106m in 2005

1. Presentations by Rocco Sepe, managing director, International Friends Provident Life and Pensions, Paul Tunnicliffe, director of International Operations and David Steinegger, chief executive of Lombard will be webcast live and will be available at 10.30am www.friendsprovident.com/presentations. A transcript of the presentation and Q&A session will also be available on our website from 2.00pm today (7 June 2006).

2. Financial reporting dates

Friends Provident plc Group Interim Results and Life & Pensions Quarter 2 New Business Announcement	8 August 2006
Friends Provident Life & Pensions Quarter 3 New Business Announcement	31 October 2006

3. Certain statements contained in this announcement constitute 'forward-looking statements'. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, performance or achievements, from time to time, of Friends Provident plc, its subsidiaries and subsidiary undertakings or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, among others, adverse changes to laws or regulations; risks in respect of taxation; unforeseen liabilities from product reviews; asset shortfalls against product liabilities; changes in the general economic environment; levels and trends in mortality and morbidity; restrictions on access to product distribution channels; increased competition; and the ability to attract and retain personnel. These forward-looking statements are made only as at the date of this announcement and, save where required in order to comply with the Listing Rules, there is no obligation on Friends Provident plc to update such forward-looking statements.

About Friends Provident

Friends Provident, the FTSE 100 company, is a major financial services group comprising three core businesses:

- A top ten UK Life & Pensions company
- Leading international cross-border life businesses
- One of the largest asset managers in Europe

The business, founded in 1832 to alleviate the hardship of families facing misfortune, is still underpinned by ethical principles. We have built an award-winning reputation for using technology innovatively, enabling our people to deliver excellent levels of service that we believe are unrivalled in our industry, setting us apart from competitors.

UK Life & Pensions

- Has 2.5 million customers
- Provides a comprehensive range of life protection, income protection, pensions and investment products for individual customers and corporate clients.
- Distribution primarily through IFAs but with an increasing proportion from banks, building societies and other strategic partnerships

International Life & Pensions

Operating through 2 companies:

- Friends Provident International (FPI), one of the top five offshore life companies operating in the cross-border market. Based in Isle of Man selling savings, bond and protection products into Asia, the Middle East, Continental Europe and the UK
- Lombard, Luxembourg-based life assurance company founded in 1991 and acquired by Friends Provident in January 2005. It provides life assurance-based wealth planning solutions and is the largest pan-European life assurance company of its kind

More 'at a glance' information available at www.friendsprovident.com/fastfacts
Friends Provident media image library is available at www.friendsprovident.com/imagelibrary a Newscast login is required.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Director/PDMR Shareholding
Released	15:37 08-Jun-06
Number	PRNUK-0806

Treasury Shares and notification of interests of directors/persons discharging managerial responsibility and connected persons pursuant to DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b)

8 June 2006

Friends Provident plc announces the transfer of 21,385 treasury shares on 7 June 2006 to the Trustees of the Friends Provident plc Share Incentive Plan (SIP) at a price of £1.774 per share to satisfy its obligation to issue shares to SIP participants in May 2006. The Company has received notification from the following persons discharging managerial responsibilities, including the executive directors of the Company, that of the 21,385 shares acquired by the Trustees, they have each acquired shares through the SIP as follows:

DIRECTORS

Name	Shares Purchased on 6 June 2006	Total no. of shares held by directors and Connected Persons
A R G Gunn	70	105,156
K Satchell	70	207,424

OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY

Name	Shares Purchased on 6 June 2006	Total no. of shares held by directors and Connected Persons
S J Clamp	70	3,658
A P Jackson	70	8.027
J R McIver	70	8,137
R Sepe	70	10,449
J Stevens	70	9,693
P T Tunnicliffe	70	8,833

Executive directors of Friends Provident plc participating in the SIP are to be regarded as interested in 10,348 shares out of the 2,057,172 shares held by the Trustees of the SIP.

Following the transfer of the above treasury shares, the issued share capital of the Company is 2,139,144,959 ordinary shares of 10p each of which 24,338,793 shares are held in treasury.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

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Regulatory Announcement

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Treasury Stock
Released	15:25 09-Jun-06
Number	PRNUK-0906

Treasury Shares

9 June 2006

Friends Provident plc announces that following the transfer of 212 treasury shares from the Treasury Shares Account to one participant of the Deferred Share Plan, the issued share capital of the Company is 2,139,144,959 ordinary shares of 10p each of which 24,338,581 shares are held in treasury.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

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